For the fiscal year ended (a) 12/31/95
File number (c) 811-3175

                         SUB-ITEM 77 E

                            EXHIBITS

                       Legal Proceedings

     On October 12, 1993, a lawsuit was instituted against the Fund, PMF, PIC, PSI and certain current and former directors of the Fund. The suit was brought on behalf of the Fund and purportedly on behalf of a class of shareholders who purchased their shares prior to 1985. The plaintiff sought damages on behalf of the Fund under Section 36(b) of the Investment Company Act
(the "Act") in an unspecified amount for alleged excessive management and distribution fees paid to
PMF and PSI. The complaint also challenged the Alternative Purchase Plan (the "Plan") that was implemented in January 1990 pursuant to a shareholder vote and that provided for the creation of two classes of Fund shares. The plaintiff, on behalf of the purported class, sought damages and equitable relief under the Act and state common law against the Fund, PMF, PSI and certain named directors of the Fund to change the classification of the shares of the class and to compel a further vote on the Plan. On August 5, 1994, The United States District Court for the Southern District of New York dismissed all of the claims in the complaint except 1) the claims under Section 36(b) of the Act for excessive fees and 2) the state law claim for breach of fiduciary duty in connection with the adoption of the Plan. On July 31, 1995, the District Court issued an order approving the terms of a proposed settlement. As part of the settlement the Fund agreed not to increase management fee rates and Class
B distribution fee rates for a period of two years. On October 6, 1995, the Court issued a final order and judgment approving the proposed settlement and dismissing the action with prejudice.